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                               February 14, 2024

       Robert Steinberg
       Vice President - Finance and Chief Financial Officer
       Nathan   s Famous, Inc.
       One Jericho Plaza
       Jericho, NY 11753

                                                        Re: Nathan   s Famous,
Inc.
                                                            Form 10-K for
Fiscal Year Ended March 26, 2023
                                                            File No. 001-35962

       Dear Robert Steinberg:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended March 26, 2023

       Consolidated Financial Statements
       Consolidated Statements of Earnings, page F-4

   1. Please revise the titles used for the sales and total sales line items presented throughout your filings to better
describe what they represent and distinguish them from being confused with revenues
and total revenues, which are also presented throughout your filings. For example,
Rule 5-03.1 of Regulation S-X uses sales of tangible products for distinguishing
language.
   2. Please remove dividends declared per share from your statements of earnings and statements of cash
flows and instead present this information in your statements of stockholders' deficit
and/or footnotes. Similarly revise your Forms 10-Q. Refer to ASC
                                                        505-10-S99-1, ASC
260-10-45-5 and SEC Release No. 33-10532.
       General

   3. Please tell us how you met the requirements for not furnishing your June 8, 2023 earnings release titled,
"Nathan's Famous, Inc. Reports Year End and Fourth Quarter Results," in an
 Robert Steinberg
Nathan   s Famous, Inc.
February 14, 2024
Page 2
         Item 2.02 Form 8-K. For example, most of the earnings information for the thirteen weeks ended March 26, 2023 does not appear to have been previously disclosed in a Form 10-K,
         Form 10-Q or Item 2.02 Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameRobert Steinberg                          Sincerely,
Comapany NameNathan   s Famous, Inc.
                                                            Division of
Corporation Finance
February 14, 2024 Page 2                                    Office of Trade &
Services
FirstName LastName